November 2, 2009

VIA EDGAR

Ms. Karen J. Garnett, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cypress Sharpridge Investments, Inc. —

Withdrawal of Registration Statement on Form S-11

File Number 333-162207

Dear Ms. Garnett:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cypress Sharpridge Investments, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-11 (File Number 333-162207), together with all exhibits thereto, which the Registrant filed with the Commission on September 29, 2009 (the “Registration Statement”).

The Registrant is seeking the withdrawal of the Registration Statement because it believes that current market conditions make it inadvisable to proceed with the Registrant’s proposed public offering of common stock at this time. The Registrant respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at (617) 507-6439, and to the attention of the Registrant’s counsel, S. Gregory Cope of Hunton & Williams LLP, at (804) 343-4833.

Please direct any questions regarding this request to S. Gregory Cope of Hunton & Williams LLP at (804) 788-8388.

Very truly yours,

CYPRESS SHARPRIDGE INVESTMENTS, INC.

By:  /s/ Richard E. Cleary

        Richard E. Cleary

        Vice President and Chief Operating Officer